                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission File Number  0-28666
                                                                    ------------



(Check One):
[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F  [ ] Form 10-QSB
[ ] Form N-SAR

         For period ended __________________


[X] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended: December 31, 2001
                                          -----------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        ---

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    American Bio Medica Corporation
                           -------------------------------

Address of principal executive office (street and number)       122 Smith Road
                                                                --------------

City, state and zip code   Kinderhook, NY 12106
                           --------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)      The subject transition report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the transition report on Form 10-KSB could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As disclosed in a current report filed with the Commission on Form 8-K on October 5, 2001, the Registrant has changed its fiscal year end from April 30 to December 31 and, as disclosed in a current report on Form 8-K filed with the Commission on October 9, 2001, the Registrant has changed its independent accountants. As a result of these events, the Registrant needs additional time to complete required reporting.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Keith E. Palmer                (518)                     758-8158
         ---------------          ----------------          --------------------
             (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identity report(s).

                                                          [X] Yes   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes   No  [X]

                                    SIGNATURE

                         AMERICAN BIO MEDICA CORPORATION
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                                 By: /s/ Keith E. Palmer
                                                         -----------------------
                                                         Keith E. Palmer
                                                         Chief Financial Officer